SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 2, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date     February 2, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Notice of Annual General Meeting

(Helsinki, Finland, February 2, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

The shareholders of Metso Corporation are invited to attend the Annual General Meeting scheduled at 2:00 p.m. on Monday, April 4, 2005. The meeting will be held in the Marina Congress Center at Katajanokanlaituri 6, 00160 Helsinki.

The following matters will be on the agenda:

1. The matters referred to in Article 11 of the Articles of Association

2. Board of Directors’ proposal to authorize the Board to resolve to repurchase
Metso shares

The Board of Directors to be authorized to resolve to repurchase the Company’s shares within one year of the Annual General Meeting using funds available for the distribution of profits, provided that the combined par value of the shares thus acquired and the total par value of own shares held by the Company correspond to no more than 5 percent of the Company’s total share capital at the moment of repurchasing. The Board of Directors may also propose the cancellation of the acquired shares by reducing the share capital.

The authorization entitles the Board to repurchase the Company’s shares for use as consideration in acquisitions or in financing investments, as incentives for key persons, or to be disposed of in other ways or to be cancelled. According to the decision of the Board, the shares are to be acquired through public trading on the Helsinki Exchanges, at the share price prevailing on the day of acquisition. The purchase price will be paid to the sellers within the payment period stipulated by the rules of the Helsinki Exchanges and the Finnish Central Securities Depository Ltd.

Since the maximum amount of the shares to be repurchased is 5 percent of the total amount of the shares and voting rights of the Company, and as the Company has only one series of shares, the repurchase of the shares will have no material impact on the distribution of the ownership of shares and the voting rights of the Company.

It is proposed that the authorization given to the Board at the Annual General Meeting on April 6, 2004, to repurchase the Company’s shares, be cancelled.

3. Board of Directors’ proposal to authorize the Board to resolve to dispose of Metso shares

The Board of Directors will be authorized, within one year of the Annual General Meeting, to resolve to dispose of the Company’s shares acquired by the Company. The authorization will cover the disposal of all shares repurchased on the basis of the authorizations given to the Board.

The authorization will entitle the Board to resolve to whom and in which order the shares are disposed. The Board may dispose of the shares as consideration in acquisitions or in financing investments and as incentive for key persons or dispose of the shares through public trading.

It is proposed that the authorization given to the Board at the Annual General Meeting on April 6, 2004, to dispose of shares, be cancelled.

4. Board of Directors’ proposal to authorize the Board to increase the share capital by issuing new shares, convertible bonds and/or stock options

The Board proposes that it be authorized, within one year of the Annual General Meeting, to resolve on increasing the share capital by issuing new shares, convertible bonds, and/or stock options in one or more issues. The increase of the share capital through issuance of new shares, subscription of shares pursuant to conversion of convertible bonds into shares and/or subscription of shares pursuant to stock options may amount to an aggregate maximum of 12,500,000 new shares with a par value of EUR 1.7 each and to a maximum aggregate increase of share capital of EUR 21,250,000.

The share capital may be increased by revoking shareholders’ pre-emptive rights to subscribe for new shares, convertible bonds or stock options, and to resolve on the subscription prices and the other terms and conditions of subscription, and the terms and conditions of the convertible bonds and/or stock options. The shareholders’ pre-emptive rights to subscribe can be revoked provided that the Company has important financial grounds for doing so, such as financing or execution of acquisitions, or other arrangements or other development of the Company’s business operations. The Board may not deviate from the shareholders’ pre-emptive subscription rights for the benefit of a person belonging to the inner circle of the Company. The Board will also be entitled to resolve that the shares can be subscribed to in exchange for property in kind, or otherwise on certain conditions.

It is proposed that the authorization given to the Board at the Annual General Meeting on April 6, 2004, to increase the share capital by issuing new shares, convertible bonds and/or stock options, be cancelled.

5. Board of Directors’ proposal to cancel stock options

The Board proposes that 2,400,000 of the stock options 2003A and 2,500,000 of the stock options 2003C entrusted with Metso Capital Ltd and issued by the Annual General Meeting on April 15, 2003 be cancelled. Metso Capital Ltd is a wholly owned subsidiary of Metso Corporation.

6. Shareholder’s proposal for election of a Nomination Committee

The Ministry of Trade and Industry proposes that

1.	The Annual General Meeting decides to establish a Nomination Committee to prepare proposals for the following General Meeting in respect of the composition of the Board of Directors along with the director remuneration.

2.	The Chairman of the Board of Directors as an expert member and the representatives of the four biggest shareholders are elected to the Nomination Committee. The right to appoint members representing shareholders is held by the four shareholders, who on December 1 prior to the Annual General Meeting hold the biggest part of all votes in the company.

3.	The Nomination Committee is convened by the Chairman of the Board of Directors, and the Committee elects a chairman from among its members.

4.	The Nomination Committee shall present its proposal to the company’s Board of Directors no later than February 1 prior to the Annual General Meeting.

7. Shareholder’s proposal to amend Article 6 of the Articles of Association

The Ministry of Trade and Industry proposes that amendment be made to article 6 of the Articles of Association to state that a person of 68 years of age or over is not eligible to become elected to the Board of Directors.

Documents on view

Copies of the financial statements and the proposals to the Annual General Meeting will be available for shareholders to view from Thursday, March 24, 2005, at Metso Corporation’s head office at Fabianinkatu 9 A, 00130 Helsinki. The Annual Report 2004 is also available on the corporate web site www.metso.com. Copies of the documents will be mailed to shareholders upon request.

Right to attend and to vote at the meeting

Shareholders who have been registered in the Company’s shareholder register maintained by the Finnish Central Securities Depository Ltd. on March 24, 2005, shall have the right to attend the meeting.

Registration in the Register of Shareholders

In order to attend the meeting, shareholders who hold their shares under a name of a nominee must contact their bank, broker or other custodian to be temporarily recorded in the Register of Shareholders. The recording must be made effective on March 24, 2005, at the latest.

Prior notice to attend

Shareholders who wish to attend the meeting must notify the Company of their intention to participate. The registration is from Tuesday, March 1, 2005 until Wednesday, March 30, 2005, at 4.00 pm. The registration may be done either

- through Metso’s Internet pages at www.metso.com
- by telephone +358 (0)108-0-8300
- by fax +358 (0)2048 43125 or
- by mail to Metso Corporation, Soili Johansson, PO Box 1220, FIN-00101 Helsinki, Finland.

The notice should arrive before the registration ends. Shareholders wishing to vote by proxy should submit their own forms of proxy to the Company before the above deadline.

Composition of the Board of Directors

The Nomination Committee will propose to the Annual General Meeting that the number of Board members be six and that the present Board members Maija-Liisa Friman, Satu Huber, Matti Kavetvuo, Juhani Kuusi and Jaakko Rauramo be re-elected until the closing of the following Annual General Meeting. Moreover, the Committee proposes that Svante Adde be elected as a new member until the closing of the following Annual General Meeting. He is Chief Financial Officer of Ahlstrom Corporation in Helsinki. The Committee proposes that Matti Kavetvuo be re-elected as Chairman and Jaakko Rauramo as Vice Chairman of the Board.

The Committee further proposes that the annual remunerations for Board members be EUR 60,000 for the Chairman, EUR 40,000 for the Vice Chairman and the Chairman of the Audit
Committee and EUR 30,000 for the Members and that the meeting fee including committee meetings be EUR 500 for meeting.

Election of the Auditor

After an audit tender process the Audit Committee of the Board recommends the election of Authorised Public Accountants PricewaterhouseCoopers Oy as an auditor of the Company until the closing of the following Annual General Meeting.

Distribution of dividend

The Board of Directors proposes to the Annual General Meeting that a dividend of EUR 0.35 per share be paid for the financial year which ended on December 31, 2004. The dividend will be paid to shareholders who have been entered as shareholders in the Company’s shareholder register maintained by the Finnish Central Securities Depository Ltd. by the dividend record date, Thursday, April 7, 2005. It is proposed that the dividend will be paid on Thursday, April 14, 2005.

Helsinki, February 2, 2005

METSO CORPORATION

Board of Directors

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, energy industry as well as in selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed in the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Harri Luoto, SVP, General Counsel, Metso Corporation, tel. +358 204 843 240
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 2048 43253

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.